UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

COMPASS Pathways plc

(Name of Issuer)

Ordinary shares, nominal value £0.008 per share

(Title of Class of Securities)

20451W101 **

(CUSIP Number)

August 18, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 20451W101 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Select Market. Each ADS represents one Ordinary Share of the Issuer. No CUSIP number has been assigned to the Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20451W101	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,929,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,929,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,929,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

These securities are held of record by TCG Crossover I (as defined in Item 2(a) below) and consists of (i) 964,500 Ordinary Shares (as defined in Item 2(d) below), which are represented by 964,500 ADSs (as defined in Item 2(d) below), and (ii) 964,500 Ordinary Shares, which are represented by 964,500 ADSs, issuable upon exercise of warrants (the “Warrants”) which may be exercisable within 60 days of the date hereof. TCG Crossover GP I (as defined in Item 2(a) below) is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities. The Warrants may not be exercised to the extent that doing so would result in the holder of the Warrants (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) beneficially owning more than 9.99% of the shares of Ordinary Shares outstanding immediately prior to or after giving effect to such exercise (the “Ownership Limitation”).

(2)

Based on 62,824,421 Ordinary Shares, which includes the sum of (i) 45,783,171 Ordinary Shares outstanding as of July 31, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2023 (the “Form 10-Q”), (ii) 16,076,750 ADSs representing 16,076,750 Ordinary Shares issued in a private placement transaction that closed on August 18, 2023, as reported in the Issuer’s Periodic Report on Form 8-K, filed with the Commission on August 16, 2023 (the “Private Placement”) and (iii) 964,500 Ordinary Shares issuable upon exercise of Warrants held of record by TCG Crossover I.

CUSIP No. 20451W101	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,929,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,929,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,929,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These securities are held of record by TCG Crossover I and consists of (i) 964,500 Ordinary Shares, which are represented by 964,500 ADSs, and (ii) 964,500 Ordinary Shares, which are represented by 964,500 ADSs, issuable upon exercise of Warrants which may be exercisable within 60 days of the date hereof. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP I and may be deemed to share voting, investment and dispositive power with respect to these securities. The exercise of the Warrants is subject to the Ownership Limitation.

(2)

Based on 62,824,421 Ordinary Shares, which includes the sum of (i) 45,783,171 Ordinary Shares outstanding as of July 31, 2023, as reported by the Issuer in its Form 10-Q, (ii) 16,076,750 ADSs representing 16,076,750 Ordinary Shares issued in the Private Placement and (iii) 964,500 Ordinary Shares issuable upon exercise of Warrants held of record by TCG Crossover I.

CUSIP No. 20451W101	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover GP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,787,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,787,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,787,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

These securities are held of record by TCG Crossover II (as defined in Item 2(a) below) and consists of (i) 2,893,500 Ordinary Shares, which are represented by 2,893,500 ADSs, and (ii) 2,893,500 Ordinary Shares, which are represented by 2,893,500 ADSs, issuable upon exercise of Warrants which may be exercisable within 60 days of the date hereof. TCG Crossover GP II (as defined in Item 2(a) below) is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities. The exercise of the Warrants is subject to the Ownership Limitation.

(2)

Based on 64,753,421 Ordinary Shares, which includes the sum of (i) 45,783,171 Ordinary Shares outstanding as of July 31, 2023, as reported by the Issuer in its Form 10-Q, (ii) 16,076,750 ADSs representing 16,076,750 Ordinary Shares issued in the Private Placement and (iii) 2,893,500 Ordinary Shares issuable upon exercise of Warrants held of record by TCG Crossover II.

CUSIP No. 20451W101	13G

1.	NAMES OF REPORTING PERSONS TCG Crossover Fund II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,787,000 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,787,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,787,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These securities are held of record by TCG Crossover II and consists of (i) 2,893,500 Ordinary Shares, which are represented by 2,893,500 ADSs, and (ii) 2,893,500 Ordinary Shares, which are represented by 2,893,500 ADSs, issuable upon exercise of Warrants which may be exercisable within 60 days of the date hereof. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities. The exercise of the Warrants is subject to the Ownership Limitation.

(2)

Based on 64,753,421 Ordinary Shares, which includes the sum of (i) 45,783,171 Ordinary Shares outstanding as of July 31, 2023, as reported by the Issuer in its Form 10-Q, (ii) 16,076,750 ADSs representing 16,076,750 Ordinary Shares issued in the Private Placement and (iii) 2,893,500 Ordinary Shares issuable upon exercise of Warrants held of record by TCG Crossover II.

CUSIP No. 20451W101	13G

1.	NAMES OF REPORTING PERSONS Chen Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,437,497 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,437,497 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,437,497 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 964,500 Ordinary Shares, which are represented by 964,500 ADSs, held of record by TCG Crossover I, (ii) 2,893,500 Ordinary Shares, which are represented by 2,893,500 ADSs, held of record by TCG Crossover II and (iii) an aggregate of 2,579,497 Ordinary Shares, which are represented by 2,579,497 ADSs, issuable upon exercise of Warrants held of record by TCG Crossover I and TCG Crossover II. TCG Crossover GP I is the general partner of TCG Crossover I and may be deemed to have voting, investment, and dispositive power with respect to these securities. TCG Crossover GP II is the general partner of TCG Crossover II and may be deemed to have voting, investment, and dispositive power with respect to these securities. Chen Yu is the sole managing member of each of TCG Crossover GP I and TCG Crossover GP II and may be deemed to share voting, investment and dispositive power with respect to these securities. The exercise of the Warrants is subject to the Ownership Limitation.

(2)

Based on 64,439,418 Ordinary Shares, which includes the sum of (i) 45,783,171 Ordinary Shares outstanding as reported by the Issuer in its Form 10-Q and (ii) 16,076,750 ADSs issued in the Private Placement and (iii) an aggregate of 2,579,497 Ordinary Shares issuable upon exercise of the Warrants held of record by TCG Crossover I and TCG Crossover II (as a result of the Ownership Limitation).

CUSIP No. 20451W101	13G

Item 1(a). Name of Issuer:

COMPASS Pathways plc (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

33 Broadwick Street, London W1F 0DQ, United Kingdom

Item 2(a). Name of Person Filing:

This joint statement on Schedule 13G is being filed by TCG Crossover Fund I, L.P. (“TCG Crossover I”), TCG Crossover GP I, LLC (“TCG Crossover GP I”), TCG Crossover Fund II, L.P. (“TCG Crossover II”) and TCG Crossover GP II, LLC (“TCG Crossover GP II” and together with TCG Crossover I, TCG Crossover GP I and TCG Crossover II, the “Reporting Entities”) and Chen Yu (the “Reporting Individual”). The Reporting Entities and the Reporting Individual are collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. Other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein.

Item 2(b) Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 705 High St., Palo Alto, CA 94301.

Item 2(c). Citizenship:

TCG Crossover GP I and TCG Crossover GP II are each a limited liability company organized under the laws of the State of Delaware. TCG Crossover I and TCG Crossover II are each a limited partnership organized under the laws of the State of Delaware. The Reporting Individual is a citizen of the United States of America.

Item 2(d). Title of Class of Securities:

Ordinary shares, nominal value £0.008 per share (“Ordinary Shares”), represented by American Depositary Shares (the “ADSs”).

Item 2(e). CUSIP Number:

20451W101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 20451W101	13G

Item 4. Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such Ordinary Shares, except for the shares, if any, such Reporting Person holds of record.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of TCG Crossover I and TCG Crossover II and the limited liability company agreements of TCG Crossover GP I and TCG Crossover GP II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 20451W101	13G

Item 9. Notice of Dissolution of the Group.

Not applicable.

Item 10. Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 20451W101	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2023

TCG Crossover Fund I, L.P.

By:	TCG Crossover GP I, LLC
Its:	General Partner

By:	/s/ Chen Yu
Managing Member

TCG Crossover GP I, LLC

By:	/s/ Chen Yu
Managing Member

TCG Crossover Fund II, L.P.

By:	TCG Crossover GP II, LLC
Its:	General Partner

By:	/s/ Chen Yu
Managing Member

TCG Crossover GP II, LLC

By:	/s/ Chen Yu
Managing Member

/s/ Chen Yu
Chen Yu